Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

August 2011

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s condensed consolidated interim financial statements Q2 2011, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 10, 2011	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

THE HAGUE, AUGUST 11, 2011

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Q2 2011

LIFE INSURANCE | PENSIONS | ASSET MANAGEMENT

Condensed consolidated income statement	p 2

Condensed consolidated statement of comprehensive income	p 3

Condensed consolidated statement of financial position	p 4

Condensed consolidated statement of changes in equity	p 5

Condensed consolidated cash flow statement	p 6

Notes to the condensed consolidated interim financial statements	p 7

Unaudited	Page 1

CONDENSED CONSOLIDATED INCOME STATEMENT

EUR millions (except per share data)	Notes	Q2 2011	Q2 2010	Ytd 2011	Ytd 2010
Premium income	4	4,501	5,264	10,778	11,427
Investment income	5	2,099	2,286	4,210	4,378
Fee and commission income		428	405	888	841
Other revenues		2	—	4	1

Total revenues		7,030	7,955	15,880	16,647
Income from reinsurance ceded		477	426	907	906
Results from financial transactions	6	932	(4,978)	2,045	1,314
Other income	7	(3)	34	34	34

Total income		8,436	3,437	18,866	18,901

Benefits and expenses	8	7,759	2,640	17,618	17,440
Impairment charges / (reversals)	9	106	106	170	276
Interest charges and related fees		117	99	228	195
Other charges	10	(7)	116	21	116

Total charges		7,975	2,961	18,037	18,027

Share in net result of associates		12	9	17	19

Income / (loss) before tax		473	485	846	893
Income tax (expense) / benefit		(69)	(72)	(115)	(108)

Net income / (loss)		404	413	731	785

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		403	413	730	784
Non-controlling interests		1	—	1	1

Earnings and dividend per share (EUR per share)
Earnings per share [1]		(0.04)	0.16	(0.09)	0.35

Earnings per share, excluding premium on core capital securities		0.16	0.16	0.32	0.35
Diluted earnings per share [1,2]		(0.04)	0.16	(0.09)	0.35
Earnings per share after potential attribution to convertible core capital securities [1,3]		—	0.13	—	0.30
Diluted earnings per share after conversion of convertible core capital securities [1,2]		—	0.12	—	0.27

Dividend per common share		—	—	—	—

Net income / (loss) per common share calculation
Net income / (loss)		403	413	730	784
Preferred dividend		(59)	(90)	(59)	(90)
Coupons on perpetuals		(43)	(49)	(87)	(96)
Coupons and premium on convertible core capital securities		(375)	—	(750)	—

Earnings attributable to common shareholders		(74)	274	(166)	598
Potential coupon on convertible core capital securities		—	(43)	—	(85)

Earnings after potential attribution to convertible core capital securities		(74)	231	(166)	513

Weighted average number of common shares outstanding		1,880	1,707	1,823	1,707
Weighted average number of common shares outstanding, after conversion of convertible core capital securities		—	2,207	—	2,207

[1]	After deduction of preferred dividend, coupons on perpetuals and coupons and premium on core capital securities.
[2]

The potential conversion of the convertible core capital securities is taken into account in the calculation of diluted earnings per share if this would have a dilutive effect (i.e. diluted earnings per share would be lower than the earnings after potential attribution to convertible core capital securities).

[3]	Reflect basic earnings per share. For Q2 2011, basic earnings per share is EUR (0.04)

Unaudited	Page 2

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

EUR millions	Q2 2011	Q2 2010	Ytd 2011	Ytd 2010
Net income / (loss)	404	413	731	785

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	565	1,492	365	3,277
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(158)	(122)	(219)	(142)
Changes in revaluation reserve real estate held for own use	1	4	—	6
Changes in cash flow hedging reserve	84	311	(3)	319
Movement in foreign currency translation and net foreign investment hedging reserve	(293)	1,381	(1,173)	2,234
Equity movements of associates	1	(10)	(7)	8
Disposal of group assets	—	(22)	—	(22)
Aggregate tax effect of items recognized in other comprehensive income	(156)	(659)	(56)	(1,237)
Other	(7)	2	(6)	(7)

Other comprehensive income for the period	37	2,377	(1,099)	4,436
Total comprehensive income	441	2,790	(368)	5,221

Total comprehensive income attributable to:
Equity holders of AEGON N.V.	441	2,790	(368)	5,218
Non-controlling interests	—	—	—	3

Unaudited	Page 3

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
EUR millions	Notes	June 30, 2011	Dec. 31, 2010
ASSETS
Intangible assets	11	4,016	4,359
Investments	12	132,837	143,188
Investments for account of policyholders	13	142,672	146,237
Derivatives		5,221	6,251
Investments in associates		743	733
Reinsurance assets		6,302	5,580
Deferred expenses and rebates	14	11,222	11,948
Other assets and receivables		8,512	8,776
Cash and cash equivalents		4,450	5,231

Total assets		315,975	332,303

EQUITY AND LIABILITIES
Shareholders’ equity		16,845	17,210
Convertible core capital securities	16	—	1,500
Other equity instruments		4,711	4,704

Issued capital and reserves attributable to equity holders of AEGON N.V.		21,556	23,414
Non-controlling interests		11	11

Group equity		21,567	23,425

Trust pass-through securities		131	143
Subordinated borrowings		16	—
Insurance contracts		94,390	100,506
Insurance contracts for account of policyholders		76,149	77,650
Investment contracts		20,578	23,237
Investment contracts for account of policyholders		68,058	69,527
Derivatives		5,563	5,971
Borrowings	17	9,409	8,518
Other liabilities		20,114	23,326

Total liabilities		294,408	308,878

Total equity and liabilities		315,975	332,303

Unaudited	Page 4

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

EUR millions	Share capital [2]	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Non-controlling interests	Total
Six months ended June 30, 2011

At beginning of year	8,184	9,421	958	(1,353)	1,500	4,704	23,414	11	23,425

Net income recognized in the income statement	—	730	—	—	—	—	730	1	731

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	—	—	365	—	—	—	365	—	365
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	(219)	—	—	—	(219)	—	(219)
Changes in cash flow hedging reserve	—	—	(3)	—	—	—	(3)	—	(3)
Movement in foreign currency translation and net foreign investment hedging reserves	—	—	—	(1,173)	—	—	(1,173)	—	(1,173)
Equity movements of associates	—	—	—	(7)	—	—	(7)	—	(7)
Aggregate tax effect of items recognized in other comprehensive income	—	—	(112)	56	—	—	(56)	—	(56)
Other	—	(5)	—	—	—	—	(5)	(1)	(6)

Total other comprehensive income	—	(5)	31	(1,124)	—	—	(1,098)	(1)	(1,099)

Total comprehensive income for 2011	—	725	31	(1,124)	—	—	(368)	—	(368)

Shares issued	913	—	—	—	—	—	913	—	913
Repurchase of convertible core capital securities	—	—	—	—	(1,500)	—	(1,500)	—	(1,500)
Preferred dividend	—	(59)	—	—	—	—	(59)	—	(59)
Coupons on perpetuals	—	(87)	—	—	—	—	(87)	—	(87)
Coupons and premium on convertible core capital securities	—	(750)	—	—	—	—	(750)	—	(750)
Share options	—	—	—	—	—	7	7	—	7
Other	—	(14)	—	—	—	—	(14)	—	(14)

At end of period	9,097	9,236	989	(2,477)	—	4,711	21,556	11	21,567

Six months ended June 30, 2010

At beginning of year	8,184	7,995	(1,709)	(2,306)	2,000	4,709	18,873	10	18,883

Net income / (loss) recognized in the income statement	—	784	—	—	—	—	784	1	785

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	—	—	3,277	—	—	—	3,277	—	3,277
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	(142)	—	—	—	(142)	—	(142)
Changes in revaluation reserve real estate held for own use	—	—	6	—	—	—	6	—	6
Changes in cash flow hedging reserve	—	—	319	—	—	—	319	—	319
Movement in foreign currency translation and net foreign investment hedging reserves	—	—	—	2,234	—	—	2,234	—	2,234
Equity movements of associates	—	—	—	8	—	—	8	—	8
Disposal of group assets	—	—	(22)	—	—	—	(22)	—	(22)
Aggregate tax effect of items recognized in other comprehensive income	—	—	(1,141)	(96)	—	—	(1,237)	—	(1,237)
Other	—	(9)	—	—	—	—	(9)	2	(7)

Total other comprehensive income	—	(9)	2,297	2,146	—	—	4,434	2	4,436

Total comprehensive income / (loss) for 2010	—	775	2,297	2,146	—	—	5,218	3	5,221

Preferred dividend	—	(90)	—	—	—	—	(90)	—	(90)
Coupons on perpetual securities	—	(96)	—	—	—	—	(96)	—	(96)
Share options	—	—	—	—	—	(7)	(7)	—	(7)

At end of period	8,184	8,584	588	(160)	2,000	4,702	23,898	13	23,911

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.
[2]	For a breakdown of share capital please refer to note 15.

Unaudited	Page 5

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR millions	Ytd 2011	Ytd 2010
Cash flow from operating activities	(345)	1,490

Purchases and disposals of intangible assets	(7)	(11)
Purchases and disposals of equipment and other assets	(25)	(53)
Purchases, disposals and dividends of subsidiaries and associates	(7)	(169)

Cash flow from investing activities	(39)	(233)

Issuance and purchase of share capital	913	—
Dividends paid	(59)	(90)
Issuances, repurchases and coupons of convertible core capital securities	(2,250)	—
Issuances, repurchases and coupons of perpetuals	(117)	(129)
Issuances and repayments on borrowings	1,149	73

Cash flow from financing activities	(364)	(146)

Net increase / (decrease) in cash and cash equivalents	(748)	1,111

Net cash and cash equivalents at January 1	5,174	4,013
Effects of changes in exchange rate	(46)	113

Net cash and cash equivalents at end of period	4,380	5,237

	June 30, 2011	June 30, 2010
Cash and cash equivalents	4,450	5,328
Bank overdrafts	(70)	(91)

Net cash and cash equivalents	4,380	5,237

Unaudited	Page 6

Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

1. Basis of presentation

The condensed consolidated interim financial statements as at and for the second quarter ended June 30, 2011, have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (EU) as issued by the International Accounting Standards Board (IASB). It does not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2010 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report for 2010. AEGON’s annual report for 2010 is available on our website (www.aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements were approved by the Executive Board on August 10, 2011.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2010 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as adopted by the European Union.

Taxes on income for the first six months of 2011 interim period are accrued using the tax rate that would be applicable to expected total annual earnings.

The following standards, interpretations, amendments to standards and interpretations became effective in 2011:

•	Amendment to IAS 24 - Related party disclosures

•	Amendment to IFRS 1 - First time adoption

•	Amendment to IFRIC 14 - Prepayments of a minimum funding requirement

•	Amendment to IAS 32 - Classification of Rights Issues

•	IFRIC 19 - Extinguishing financial liabilities with equity instruments

•	Improvements to IFRS (2010)

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements for the period ended June 30, 2011.

AEGON has not early adopted any other standards, interpretations or amendments, that have been issued but are not yet effective.

Critical accounting estimates

Certain amounts recorded in the condensed consolidated interim financial statements reflect estimates and assumptions made by management. Actual results may differ from the estimates made.

Exchange rates

The following exchange rates are applied for the condensed consolidated interim financial statements:

Income statement items: average rate 1 EUR = USD 1.4025 (2010: USD 1.3279); 1 EUR = GBP 0.8670 (2010: GBP 0.8696).

Balance sheet items: closing rate 1 EUR = USD 1.4499 (2010: USD 1.3362); 1 EUR = GBP 0.9031 (2010: GBP 0.8608).

Unaudited	Page 7

3. Segment information

3.1 Income statement

Three months ended June 30, 2011

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Three months ended June 30, 2011

Underlying earnings before tax geographically	325	74	10	59	(68)	1	401	(4)	397
Fair value items	(52)	2	—	(3)	30	—	(23)	—	(23)
Realized gains / (losses) on investments	51	142	11	—	—	—	204	—	204
Impairment charges	(69)	(3)	(40)	(4)	—	—	(116)	1	(115)
Impairment reversals	16	—	—	—	—	—	16	—	16
Other income / (charges)	(3)	(11)	1	(3)	—	—	(16)	—	(16)
Run-off businesses	10	—	—	—	—	—	10	—	10

Income before tax	278	204	(18)	49	(38)	1	476	(3)	473
Income tax (expense) / benefit	(41)	(35)	—	(10)	14	—	(72)	3	(69)

Net income	237	169	(18)	39	(24)	1	404	—	404

Inter-segment underlying earnings	(31)	(10)	(17)	53	5

Revenues
Life insurance gross premiums	1,489	483	1,648	299	—	—	3,919	(69)	3,850
Accident and health insurance	435	40	—	13	—	—	488	(1)	487
General insurance	—	127	—	37	—	—	164	—	164

Total gross premiums	1,924	650	1,648	349	—	—	4,571	(70)	4,501
Investment income	896	549	609	63	67	(66)	2,118	(19)	2,099
Fee and commission income	249	79	36	117	—	(53)	428	—	428
Other revenues	1	—	—	—	1	—	2	—	2

Total revenues	3,070	1,278	2,293	529	68	(119)	7,119	(89)	7,030

Inter-segment revenues	3	—	1	53	62

Three months ended June 30, 2010

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Three months ended June 30, 2010

Underlying earnings before tax geographically	398	97	22	40	(76)	2	483	—	483
Fair value items	(33)	68	(14)	(4)	(14)	—	3	—	3
Realized gains / (losses) on investments	17	23	3	8	97	—	148	(2)	146
Impairment charges	(92)	(6)	(1)	(9)	—	—	(108)	—	(108)
Impairment reversals	31	—	—	—	—	—	31	—	31
Other income / (charges)	(105)	33	23	(11)	—	—	(60)	—	(60)
Run-off businesses	(10)	—	—	—	—	—	(10)	—	(10)

Income before tax	206	215	33	24	7	2	487	(2)	485
Income tax (expense) / benefit	(7)	(45)	(6)	(9)	(7)	—	(74)	2	(72)

Net income	199	170	27	15	—	2	413	—	413

Inter-segment underlying earnings	(46)	(14)	(19)	75	4

Revenues
Life insurance gross premiums	1,772	520	2,008	357	—	—	4,657	(87)	4,570
Accident and health insurance	485	32	—	13	—	—	530	(1)	529
General insurance	—	124	—	41	—	—	165	—	165

Total gross premiums	2,257	676	2,008	411	—	—	5,352	(88)	5,264
Investment income	1,089	547	597	58	91	(80)	2,302	(16)	2,286
Fee and commission income	231	90	41	115	—	(72)	405	—	405
Other revenues	—	—	—	—	—	—	—	—	—

Total revenues	3,577	1,313	2,646	584	91	(152)	8,059	(104)	7,955

Inter-segment revenues	—	—	2	72	78

Unaudited	Page 8

Six months ended June 30, 2011

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Six months ended June 30, 2011

Underlying earnings before tax geographically	672	155	22	116	(150)	—	815	(8)	807
Fair value items	(64)	(58)	(1)	(3)	18	—	(108)	—	(108)
Realized gains / (losses) on investments	76	177	40	2	—	—	295	—	295
Impairment charges	(152)	(6)	(40)	(6)	—	—	(204)	1	(203)
Impairment reversals	41	1	—	—	—	—	42	—	42
Other income / (charges)	(3)	(19)	(5)	8	—	—	(19)	—	(19)
Run-off businesses	32	—	—	—	—	—	32	—	32

Income before tax	602	250	16	117	(132)	—	853	(7)	846
Income tax (expense) / benefit	(102)	(42)	20	(36)	38	—	(122)	7	(115)

Net income	500	208	36	81	(94)	—	731	—	731

Inter-segment underlying earnings	(65)	(20)	(34)	111	8

Revenues
Life insurance gross premiums	3,066	2,354	3,510	668	—	—	9,598	(225)	9,373
Accident and health insurance	875	149	—	45	—	—	1,069	(1)	1,068
General insurance	—	259	—	78	—	—	337	—	337

Total gross premiums	3,941	2,762	3,510	791	—	—	11,004	(226)	10,778
Investment income	1,850	1,069	1,208	119	132	(129)	4,249	(39)	4,210
Fee and commission income	519	174	73	233	—	(111)	888	—	888
Other revenues	1	—	—	1	2	—	4	—	4

Total revenues	6,311	4,005	4,791	1,144	134	(240)	16,145	(265)	15,880

Inter-segment revenues	3	1	1	111	124

Six months ended June 30, 2010

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Six months ended June 30, 2010

Underlying earnings before tax geographically	735	201	50	86	(144)	1	929	(3)	926
Fair value items	(119)	159	(11)	(1)	(41)	—	(13)	—	(13)
Realized gains / (losses) on investments	41	119	6	11	97	—	274	(2)	272
Impairment charges	(247)	(12)	(12)	(11)	—	—	(282)	—	(282)
Impairment reversals	47	5	3	—	—	—	55	—	55
Other income / (charges)	(105)	33	46	(11)	—	—	(37)	—	(37)
Run-off businesses	(28)	—	—	—	—	—	(28)	—	(28)

Income before tax	324	505	82	74	(88)	1	898	(5)	893
Income tax (expense) / benefit	32	(112)	(32)	(22)	21	—	(113)	5	(108)

Net income	356	393	50	52	(67)	1	785	—	785

Inter-segment underlying earnings	(76)	(28)	(32)	127	9
Revenues
Life insurance gross premiums	3,320	2,269	3,955	645	—	—	10,189	(203)	9,986
Accident and health insurance	918	140	—	40	—	—	1,098	(1)	1,097
General insurance	—	259	—	85	—	—	344	—	344

Total gross premiums	4,238	2,668	3,955	770	—	—	11,631	(204)	11,427
Investment income	2,014	1,105	1,156	116	160	(138)	4,413	(35)	4,378
Fee and commission income	484	176	79	227	—	(125)	841	—	841
Other revenues	1	—	—	1	—	—	2	(1)	1

Total revenues	6,737	3,949	5,190	1,114	160	(263)	16,887	(240)	16,647

Inter-segment revenues	—	—	2	125	136

Unaudited	Page 9

Non-IFRS measures

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the tables in this note. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of our associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of our business including insight into the financial measures that senior management uses in managing the business.

Among other things our senior management is compensated based in part on AEGON's results against targets using the non-IFRS measure presented here. While many other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with our reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and loan portfolios.

Unaudited	Page 10

Impairment charges / reversals

Includes impairments / (reversals) on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgage loans and loan portfolios on amortized cost and associates.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are included under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run–off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in the United States. AEGON has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

On April 26, 2011, AEGON publicly announced the decision of its Executive Board to divest its life reinsurance activities, Transamerica Reinsurance, to SCOR. These activities are no longer reported in underlying earnings but are reflected in the run-off businesses line in the segment reporting (both in 2011 and in 2010). More details on this transaction are given in note 18.

Also, in December 2010, AEGON publicly announced the decision of its Executive Board to discontinue new sales of executive non-qualified benefit plans and related Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business in the United States. Earnings from the BOLI/COLI business are no longer reported in underlying earnings but reflected in the run-off businesses line in the segment reporting (both in 2011 and 2010).

The comparative figures, affecting the Americas segment, regarding the underlying earnings and the run-off businesses have been revised as follows:

	Reported	Reclassification		Revised
EUR millions		BOLI/COLI	Reinsurance
Three months ended June 30, 2010

Underlying earnings before tax geographically	522	(13)	(26)	483
Fair value items	3	—	—	3
Realized gains / (losses) on investments	148	—	—	148
Impairment charges	(108)	—	—	(108)
Impairment reversals	31	—	—	31
Other income / (charges)	(60)	—	—	(60)
Run-off businesses	(49)	13	26	(10)

Income before tax	487	—	—	487
Income tax (expense) / benefit	(74)	—	—	(74)

Net income	413	—	—	413

	Reported	Reclassification		Revised
EUR millions		BOLI/COLI	Reinsurance
Six months ended June 30, 2010

Underlying earnings before tax geographically	1,010	(25)	(56)	929
Fair value items	(13)	—	—	(13)
Realized gains / (losses) on investments	274	—	—	274
Impairment charges	(282)	—	—	(282)
Impairment reversals	55	—	—	55
Other income / (charges)	(37)	—	—	(37)
Run-off businesses	(109)	25	56	(28)

Income before tax	898	—	—	898
Income tax (expense) / benefit	(113)	—	—	(113)

Net income	785	—	—	785

Share in earnings of associates

Earnings from the Company’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

Unaudited	Page 11

3.2 Investments geographically

At June 30, 2011

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At June 30, 2011	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,806	52	Shares	1,245	632	57	70	—	(2)	2,002
85,594	7,893	Debt securities	59,035	16,194	8,740	2,047	—	—	86,016
14,261	7	Loans	9,836	17,932	8	658	—	—	28,434
19,044	—	Other financial assets	13,135	41	—	44	452	—	13,672
1,018	—	Investments in real estate	702	2,011	—	—	—	—	2,713

121,723	7,952	Investments general account	83,953	36,810	8,805	2,819	452	(2)	132,837
—	25,976	Shares	—	7,975	28,763	3,304	—	(6)	40,036
—	12,834	Debt securities	—	14,662	14,211	256	—	—	29,129
83,383	7,076	Separate accounts and investment funds	57,509	—	7,835	1,267	—	—	66,611
—	3,494	Other financial assets	—	558	3,870	1,376	—	—	5,804
—	987	Investments in real estate	—	—	1,092	—	—	—	1,092

83,383	50,367	Investments for account of policyholders	57,509	23,195	55,771	6,203	—	(6)	142,672
205,106	58,319	Investments on balance sheet	141,462	60,005	64,576	9,022	452	(8)	275,509
119,813	—	Off balance sheet investments third parties	82,635	—	—	33,132	—	—	115,767

324,919	58,319	Total revenue generating investments	224,097	60,005	64,576	42,154	452	(8)	391,276

		Investments
100,337	7,882	Available-for-sale	69,203	16,654	8,727	1,899	5	—	96,488
14,261	7	Loans	9,836	17,932	8	658	—	—	28,434
—	—	Held-to-maturity	—	—	—	141	—	—	141
89,490	49,443	Financial assets at fair value through profit or loss	61,721	23,408	54,749	6,324	447	(8)	146,641
1,018	987	Investments in real estate	702	2,011	1,092	—	—	—	3,805

205,106	58,319	Total investments on balance sheet	141,462	60,005	64,576	9,022	452	(8)	275,509

118	8	Investments in associates	81	59	9	590	4	—	743
29,023	5,735	Other assets	20,018	10,169	6,351	1,765	28,037	(26,617)	39,723

234,247	64,062	Consolidated total assets	161,561	70,233	70,936	11,377	28,493	(26,625)	315,975

At December 31, 2010

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2010	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,737	53	Shares	1,300	945	62	72	—	(3)	2,376
89,687	7,917	Debt securities	67,121	18,504	9,198	2,041	—	—	96,864
15,249	8	Loans	11,412	15,629	9	653	—	—	27,703
17,481	—	Other financial assets	13,083	40	—	45	293	—	13,461
974	—	Investments in real estate	729	2,055	—	—	—	—	2,784

125,128	7,978	Investments general account	93,645	37,173	9,269	2,811	293	(3)	143,188
—	25,470	Shares	—	8,087	29,589	3,139	—	(5)	40,810
—	13,573	Debt securities	—	14,435	15,768	223	—	—	30,426
79,308	6,393	Separate accounts and investment funds	59,353	—	7,427	1,309	—	—	68,089
—	3,250	Other financial assets	—	536	3,775	1,467	—	—	5,778
—	976	Investments in real estate	—	—	1,134	—	—	—	1,134

79,308	49,662	Investments for account of policyholders	59,353	23,058	57,693	6,138	—	(5)	146,237
204,436	57,640	Investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425
115,297	—	Off balance sheet investments third parties	86,287	12,353	—	25,126	—	—	123,766

319,733	57,640	Total revenue generating investments	239,285	72,584	66,962	34,075	293	(8)	413,191

		Investments
102,792	7,899	Available-for-sale	76,929	19,261	9,177	1,879	4	—	107,250
15,249	8	Loans	11,412	15,629	9	653	—	—	27,703
—	—	Held-to-maturity	—	—	—	139	—	—	139
85,421	48,757	Financial assets at fair value through profit or loss	63,928	23,286	56,642	6,278	289	(8)	150,415
974	976	Investments in real estate	729	2,055	1,134	—	—	—	3,918

204,436	57,640	Total investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425

114	8	Investments in associates	85	59	9	576	4	—	733
27,165	5,415	Other assets	20,331	11,626	6,290	1,703	30,824	(28,629)	42,145

231,715	63,063	Consolidated total assets	173,414	71,916	73,261	11,228	31,121	(28,637)	332,303

The decline in off balance sheet investments third parties in The Netherlands reflect a transfer of third party asset management operations from AEGON The Netherlands to AEGON Asset Management, included in New Markets.

Unaudited	Page 12

4. Premium income and premium to reinsurers

EUR millions	Q2 2011	Q2 2010	Ytd 2011	Ytd 2010
Gross
Life	3,850	4,570	9,373	9,986
Non-Life	651	694	1,405	1,441

Total	4,501	5,264	10,778	11,427

Reinsurance
Life	380	371	742	698
Non-Life	87	91	168	169

Total	467	462	910	867

5. Investment income

EUR millions	Q2 2011	Q2 2010	Ytd 2011	Ytd 2010
Interest income	1,785	2,057	3,622	3,934
Dividend income	273	184	501	357
Rental income	41	45	87	87

Total investment income	2,099	2,286	4,210	4,378

Investment income related to general account	1,432	1,651	2,903	3,141
Investment income for account of policyholders	667	635	1,307	1,237

Total	2,099	2,286	4,210	4,378

6. Results from financial transactions

EUR millions	Q2 2011	Q2 2010	Ytd 2011	Ytd 2010
Net fair value change of general account financial investments at FVTPL other than derivatives	30	(26)	157	20
Realized gains and losses on financial investments	277	184	381	335
Gains and (losses) on investments in real estate	(15)	(43)	(26)	(47)
Net fair value change of derivatives	(78)	553	(601)	1,357
Net fair value change on for account of policyholder financial assets at FVTPL	728	(5,736)	2,138	(498)
Net fair value change on investments in real estate for account of policyholders	5	20	11	72
Net foreign currency gains and (losses)	(1)	52	(9)	84
Net fair value change on borrowings and other financial liabilities	(18)	18	(10)	(9)
Realized gains and (losses) on repurchased debt	4	—	4	—

Total	932	(4,978)	2,045	1,314

Net fair value changes on for account of policyholder financial assets at fair value through profit and loss are offset by amounts in Claims and benefits reported in the Benefits and expenses line (note 8).

7. Other income

In 2011, other income mainly relates to a benefit related to a settlement of legal claims.

Unaudited	Page 13

8. Benefits and expenses

EUR millions	Q2 2011	Q2 2010	Ytd 2011	Ytd 2010
Claims and Benefits	6,945	2,009	16,013	15,917
Employee expenses	517	552	1,054	1,067
Administration expenses	313	274	597	553
Deferred expenses	(371)	(426)	(758)	(803)
Amortization charges	355	231	712	706

Total	7,759	2,640	17,618	17,440

Claims and benefits includes the claims and benefits paid to policyholders, including claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. Claims and benefits increased mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in results from financial transactions (note 6).

9. Impairment charges / (reversals)

EUR millions	Q2 2011	Q2 2010	Ytd 2011	Ytd 2010
Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	121	134	209	327
Impairment reversals on financial assets, excluding receivables [1]	(16)	(31)	(42)	(55)
Impairment charges / (reversals) on non-financial assets and receivables	1	3	3	4

Total	106	106	170	276

Impairment charges on financial assets, excluding receivables, from:
Shares	1	1	3	4
Debt securities and money market instruments	115	107	185	276
Loans	6	26	15	47
Other	(1)	—	6	—

Total	121	134	209	327

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(14)	(28)	(38)	(52)
Loans	(2)	(3)	(4)	(3)

Total	(16)	(31)	(42)	(55)

[1]	Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

10. Other charges

In 2011, other charges includes an annual charge related to a bank tax charged by the Hungarian government of EUR 20 million.

Unaudited	Page 14

11.	Intangible assets

EUR millions	June 30, 2011	Dec. 31, 2010
Goodwill	636	652
VOBA	2,932	3,221
Future servicing rights	407	444
Software	29	32
Other	12	10

Total intangible assets	4,016	4,359

The decrease in goodwill and future servicing rights is mainly attributable to foreign currency effects. In addition, future servicing rights decreased due to amortization.

The decrease in value of business acquired (VOBA) is mainly attributable to foreign currency effects and amortization partly offset by the impact of shadow accounting.

12.	Investments

EUR millions	June 30, 2011	Dec. 31, 2010
Available-for-sale (AFS)	96,488	107,250
Loans	28,434	27,703
Held-to-maturity (HTM)	141	139
Financial assets at fair value through profit or loss (FVTPL)	5,061	5,312

Financial assets, excluding derivatives	130,124	140,404
Investments in real estate	2,713	2,784

Total investments for general account	132,837	143,188

Total financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total
Shares	981	1,021	—	—	2,002
Debt securities	84,362	1,513	141	—	86,016
Money market and other short term investments	10,343	781	—	—	11,124
Mortgages	—	—	—	24,817	24,817
Private loans	—	—	—	804	804
Deposits with financial institutions	—	—	—	648	648
Policy loans	—	—	—	1,995	1,995
Receivables out of share lease agreements	—	—	—	21	21
Other	802	1,746	—	149	2,697

June 30, 2011	96,488	5,061	141	28,434	130,124

	AFS	FVTPL	HTM	Loans	Total
Shares	1,298	1,078	—	—	2,376
Debt securities	94,936	1,789	139	—	96,864
Money market and other short term investments	10,141	659	—	—	10,800
Mortgages	—	—	—	23,781	23,781
Private loans	—	—	—	829	829
Deposits with financial institutions	—	—	—	748	748
Policy loans	—	—	—	2,169	2,169
Receivables out of share lease agreements	—	—	—	25	25
Other	875	1,786	—	151	2,812

Dec. 31, 2010	107,250	5,312	139	27,703	140,404

Unaudited	Page 15

Government bond investments

Included in our available for sale debt securities and money market investments are EUR 949 million (December 31, 2010: EUR 1,250 million) of exposures to the central governments of the European peripheral countries of Portugal, Italy, Ireland, Greece and Spain. The table below provides the amortized cost and fair value of these exposures.

Exposure to central governments of European peripheral countries

EUR millions	June 30, 2011		Dec. 31, 2010
	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	13	9	33	32
Italy	89	85	114	112
Ireland	32	24	37	32
Greece	4	4	58	45
Spain	811	745	1,008	904

Total	949	867	1,250	1,125

13.	Investments for account of policyholders

EUR millions	June 30, 2011	Dec. 31, 2010
Shares	40,036	40,810
Debt securities	29,129	30,426
Money market and short-term investments	2,275	2,597
Deposits with financial institutions	2,945	2,630
Separate accounts and unconsolidated investment funds	66,611	68,089
Other	584	551

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	141,580	145,103
Investment in real estate	1,092	1,134

Total investments for account of policyholders	142,672	146,237

14.	Deferred expenses and rebates

EUR millions	June 30, 2011	Dec. 31, 2010
DPAC for insurance contracts and investment contracts with discretionary participation features	10,636	11,340
Deferred transaction costs for investment management services	371	380
Unamortized interest rate rebates	215	228

Total deferred expenses and rebates	11,222	11,948

Deferred policy acquisition costs (DPAC) balances decreased, reflecting changes in foreign currency exchange rates, amortization and the impact of shadow accounting partly offset by newly deferred expenses.

Unaudited	Page 16

15. Share capital

EUR millions	June 30, 2011	Dec. 31, 2010
Share capital - par value	310	278
Share premium	8,787	7,906

Total share capital	9,097	8,184

Share capital - par value
Balance at January 1	278	278
Issuance	32	—

Balance	310	278

Share premium
Balance at January 1	7,906	7,906
Issuance	881	—

Balance	8,787	7,906

On March 1, 2011 AEGON completed the issue of 173,604,912 new common shares of AEGON N.V. with a par value of EUR 0.12. The shares were issued at a price of EUR 5.20 per share. The proceeds of EUR 903 million were used to fund part of the repurchase of the convertible core capital securities described in note 16.

The new shares have been listed on Euronext Amsterdam, the principal market for AEGON’s common shares.

On March 15, 2011, Vereniging AEGON exercised its option rights to purchase 41,042,000 class B preferred shares at par value of EUR 0.25 in order to avoid dilution of its voting rights following the issuance of 10% new common shares completed on March 1, 2011.

16. Convertible core capital securities

AEGON repurchased EUR 1.5 billion in principal amount of the original EUR 3 billion in convertible core capital securities from the Dutch State. The total payment to the Dutch State amounted to EUR 2,250 million of which EUR 1,500 million related to the repurchase of 375 million convertible core capital securities and EUR 750 million related to the premium attached to this repurchase. This repurchase was completed in two equal tranches on March 15 and June 15 respectively.

With these transactions AEGON has repurchased all of the EUR 3 billion core capital securities issued to the Dutch State at the height of the financial crisis in 2008.

Unaudited	Page 17

17. Borrowings

EUR millions	June 30, 2011	Dec. 31, 2010
Debentures and other loans	8,901	7,743
Commercial paper	420	701
Short term deposits	18	17
Bank overdrafts	70	57

Total borrowings	9,409	8,518

On April 14, 2011, AEGON The Netherlands sold EUR 1.5 billion Class A residential mortgage backed securities (RMBS) to a broad group of institutional investors. These securities consist of two tranches:

•	EUR 375 million of class A1 notes with an expected weighted average life of 1.9 years and priced at par with a coupon of three month Euribor plus 0.95%; and

•	EUR 1,125 million of class A2 notes with an expected weighted average life of 4.9 years and priced at par with a coupon of three month Euribor plus 1.35%.

The securities were issued under the Dutch SAECURE program. The net proceeds where used to finance a part of the existing Dutch mortgage portfolio of AEGON The Netherlands.

Debentures and other loans increased due to the sale of these residential mortgage backed securities, partly compensated by redemptions and negative impact of foreign currency exchange rates.

Included in Debentures and other loans is EUR 960 million relating to borrowings measured at fair value (2010: EUR 987 million).

Commercial paper, Short term deposits and Bank overdrafts vary with the normal course of business.

18. Commitments and contingencies

See note 19 for litigation with respect to Koersplan products.

There have been no material changes in contingent assets and liabilities reported in the 2010 consolidated financial statements of AEGON.

19. Events after the balance sheet date

Effective July 1, 2011, AEGON entered into a Joint Venture contract with Unnim, the entity which was created by the merger of Caixa Terrassa, Caixa Sabadell and Caixa Manlleu. AEGON Spain is the sole insurance partner of Unnim to provide life and pension insurance products.

On July 26, 2011, the Amsterdam Court of Appeal, an intermediate appeals court, ruled with respect to a specific AEGON unit-linked product (Koersplan). The Amsterdam Court of Appeal accepted AEGON’s positions that Koersplan products sold during the period 1989-1998 entailed an obligation on the part of customers to pay a premium for a death benefit. However, the Court ruled that AEGON should have more clearly informed its customers about the amount of premium which the company charged in relation to the embedded death benefit. AEGON acknowledges that its level of communication could have been better at the time and has subsequently taken steps to substantially improve its communications with customers.

Unaudited	Page 18

In its decision, the Court ruled that customers are required to pay a reasonable premium. However, the Court went on to define what it considers to be a reasonable premium at a level below that charged by AEGON. The Court based its decision on a single industry example, which AEGON believes is not representative. It is AEGON’s view that, based on the arguments presented, the Court’s ruling was wrongly decided. AEGON will appeal the decision to the Supreme Court in the Netherlands.

On August 9, 2011, AEGON completed the previously announced divestment of its life reinsurance business, Transamerica Reinsurance (TARe), to SCOR. The divestment resulted in a total after-tax consideration of USD 1.4 billion, consisting of cash proceeds of USD 0.9 billion and capital release of USD 0.5 billion.

AEGON has retained certain blocks of business consisting primarily of variable annuity guarantee products with a book value of USD 0.4 billion.

The divestment of Transamerica Reinsurance (TARe) consists of a series of reinsurance agreements between various statutory insurance entities and SCOR for the US domestic business. In addition, SCOR has acquired Transamerica International Reinsurance Ireland (TIRI), a company that includes reinsurance contracts that are assumed by AEGON US domestic companies which have been retroceded to TIRI, and has taken over the operational assets and systems of TARe.

The business residing in Transamerica International Reinsurance, Bermuda (TIRe) has been retroceded to SCOR. TIRe will continue to provide reserve credit security for redundant reserves to AEGON USA’s ceding companies. AEGON will maintain approximately half of the collateral requirements needed for reinsurance reserve financing. This obligation provides reserve credit security and will run-off over approximately 15 years.

Structuring the transaction as a reinsurance arrangement leaves AEGON exposed to a counter-party risk of SCOR not performing on the reinsurance contracts as the business matures. For such an event, certain levels of collateral related to the reinsured contracts have been placed in trust for AEGON’s benefit. SCOR is rated A2/A by Moody’s and Standard & Poor’s, both with positive outlooks.

The transaction will be accounted for primarily as a reinsurance transaction between AEGON and SCOR. Certain fixed assets and certain investment assets will be transferred with any related gain (loss) being recognized. As a result, the divestment will have no significant impact on shareholders’ equity. Earnings on the business retained as well as amortization of the prepaid cost of reinsurance asset will be reflected in the run-off businesses line in AEGON’s segment reporting.

The reinsurance business being retained by AEGON, which is comprised primarily of the variable annuity guarantee business, is substantially hedged for financial market risks and produces normalized results which are negligible. In addition, various administration, service and asset management contracts are part of the transaction. The combined result, consisting primarily of the amortization of the prepaid cost of reinsurance, is approximately USD 40 million before tax per annum initially. These costs are expected to trend down as the contracts mature. Transamerica Reinsurance realized underlying earnings before tax of USD 105 million in 2010.

Unaudited	Page 19

Management statement

The interim report for the six months ended June 30, 2011 consists of the condensed consolidated interim financial statements, the Q2 results release and the responsibility statement by the Company’s Executive Board. The information in this interim report is unaudited.

The Executive Board is responsible for preparing the condensed consolidated interim financial statements in accordance with Dutch law and those International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and with IFRS as issued by the International Accounting Standards Board (IASB).

The Executive Board declares that, to the best of its knowledge, the condensed consolidated interim financial statements which have been prepared in accordance with IAS 34, “Interim Financial Reporting”, as adopted by the EU, with IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial condition and profit or loss of AEGON N.V. and the undertakings included in the consolidation as a whole and that the Q2 results release includes a fair review of the information required pursuant to section 5:25d, subsections 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

The Hague, August 10, 2011

A.R. Wynaendts

Chairman of the Executive Board and CEO

J.J. Nooitgedagt

Member of the Executive Board and CFO

Unaudited	Page 20

DISCLAIMERS

Cautionary note regarding non-GAAP measures

These condensed consolidated interim financial statements include a non-GAAP financial measures: underlying earnings before tax. The reconciliation of underlying earnings before tax to the most comparable IFRS measures is provided in Note 3 “Segment information” of notes to the condensed consolidated interim financial statements.

AEGON believes that this non-GAAP measure, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

These condensed consolidated interim financial statements contain certain information about investments in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited	Page 21

CORPORATE AND SHAREHOLDER INFORMATION

HEADQUARTERS

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone: + 31 70 344 32 10

www.aegon.com

GROUP CORPORATE COMMUNICATIONS & INVESTOR RELATIONS

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

MEDIA

Telephone:	+ 31 70 344 83 44
E-mail:	gcc-ir@aegon.com

ANALYSTS AND INVESTORS

Telephone:	+ 31 70 344 83 05 or + 1 877 548 96 68 - toll free USA only
E-mail:	ir@aegon.com

PUBLICATION FIGURES IN 2011 AND 2012

Thursday, November 11	Result third quarter 2011
Friday, February 17, 2012	Results fourth quarter 2011
Thursday, May 10, 2012	Results first quarter 2012
Thursday, August 9, 2012	Results second quarter 2012
Thursday, November 8, 2012	Results third quarter 2012

PRESS RELEASE AND SUPPLEMENTS

AEGON’s Q2 2011 press release and Q2 2011 Financial Supplement are available on AEGON’s website www.aegon.com.

Unaudited	Page 22

ABOUT AEGON

Throughout their working lives and into retirement, millions of people around the world rely on AEGON to help them secure their long-term financial futures.

As an international life insurance, pension and investment company, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 28,000 people and serve some 40 million customers across the globe.

AEGON uses its strength and expertise to create added value for customers, employees, shareholders and the wider community. AEGON does this by encouraging innovation and by growing its businesses profitably and sustainably.

AEGON’s ambition is to be a leader in all its chosen markets by 2015.